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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                ________________

                            Data General Corporation
                                (Name of Issuer)

                                ________________

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                _______________

                                   237688106
                     (CUSIP Number of Class of Securities)

                                ________________

                              Paul T. Dacier, Esq.
                                EMC CORPORATION
                               35 Parkwood Drive
                        HOPKINTON, MASSACHUSETTS  01748
                           TELEPHONE:  (508) 435-1000
                           FACSIMILE:  (508) 497-8079
          (Name, Address and Telephone Number of Person authorized to
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy to:
                            Margaret A. Brown, Esq.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               ONE BEACON STREET
                          BOSTON, MASSACHUSETTS  02108
                           TELEPHONE:  (617) 573-4800
                           FACSIMILE:  (617) 573-4822

                                 AUGUST 6, 1999
       (Date of Event Which Requires Filing of Statement on Schedule 13D)

                                ________________

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition, check the following box: [ ]

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

                                   SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 2376688106                                     PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EMC Corporation (IRS Identification Number: 04-2680009)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            10,177,850+

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             10,177,850+

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,177,850+

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.9%+

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 7 pages

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+ The shares of Issuer common stock covered by this report are purchasable by the Reporting Person upon exercise of an option granted to the Reporting Person as of August 6, 1999, as described in Item 4 of this report. Prior to the exercise of the option, the Reporting Person is not entitled to any rights as a stockholder of Issuer as to the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. The Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of Issuer which are purchasable by the Reporting Person upon exercise of the option until such time as the Reporting Person purchases any such shares upon any such exercise. The number of shares indicated represents 19.9% of the total outstanding shares of common stock of Issuer as of August 6, 1999, excluding shares issuable upon exercise of the option.

Item 1.  Security and Issuer.
         -------------------

     This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Shares"), of Data General Corporation, a Delaware corporation ("Data General"). The address of Data General's principal executive offices is 4400 Computer Drive, Westboro, Massachusetts 01580.

     The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

Item 2.  Identity and Background.
         -----------------------

     (a) - (c) This Statement is being filed by EMC Corporation, a Massachusetts corporation ("EMC").

     EMC designs, manufactures, markets and supports a wide range of enterprise systems and software products and related services for the worldwide enterprise storage market. The address of EMC Corporation's principal business and principal office is 35 Parkwood Drive, Hopkinton, Massachusetts 01748.

     To the best of EMC's knowledge as of the date hereof, the name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each executive officer and director of EMC is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

     (d) - (e) During the past five years, neither EMC nor, to the best knowledge of EMC, any of the persons listed on Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which EMC or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     EMC entered into an Agreement and Plan of Merger dated as of August 6, 1999 by and among EMC, Emerald Merger Corporation, a Delaware corporation and wholly owned subsidiary of EMC ("Merger Sub"), and Data General (the "Merger Agreement"), providing for the merger (the "Merger") of the Merger Sub with and into Data General with Data General as the surviving corporation, pursuant to which each outstanding Share will be converted into the right to receive shares of common stock, par value $0.01 per share, of EMC (the "EMC Common Stock").
The Merger is subject to approval by Data General's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger and the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is included as Exhibit 1 to this Schedule 13D and is incorporated herein in its entirety by reference.

     As a further inducement for EMC to enter into the Merger Agreement and in consideration thereof, Data General and EMC entered into that certain Stock Option Agreement (the "Option Agreement") dated as of August 6, 1999 whereby Data General granted to EMC an option (the "Option") to purchase, under certain circumstances described therein, up to 10,177,850 Shares, including the associated rights (the "Data General Rights") to purchase shares of Data General capital stock pursuant to the Rights Agreement, Renewed and Restated as of October 19, 1996, between Data General and The Bank of New York, as Rights Agent (the "Rights Agreement"), at a purchase price per Share equal to $19.58, as adjusted as provided therein (the "Purchase Price"). Based on the number of Shares outstanding on August 6, 1999, the Option would be exercisable for approximately 19.9% of the outstanding Shares.

     None of the Exercise Events (defined below in Item 4) permitting the exercise of the Option has occurred as of the date hereof. In the event that the Option becomes exercisable and EMC wishes to purchase the Shares subject thereto, EMC anticipates that it would fund the exercise price with working capital. See also Item 4 below.

Item 4.  Purpose of the Transaction.
         --------------------------

     (a)-(j) The information set forth in Item 3 is hereby incorporated herein by reference.

     Pursuant to the Option Agreement, Data General has granted EMC the Option, which, based on the number of Shares outstanding on August 6, 1999, would be exercisable for approximately 19.9% of the outstanding Shares.

     EMC may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of certain events (each, an "Exercise Event"), provided that EMC provides notice of such exercise in accordance with the Option Agreement. An Exercise Event shall occur upon the occurrence of any event or circumstance which, pursuant to the terms of Section 8.3(c) of the Merger Agreement, would entitle EMC to payment of the termination fee specified in
Section 8.3(c) of the Merger Agreement provided, that the Option would terminate upon the first to occur of any of the following:

     (i) the Effective Time (as defined in the Merger Agreement);

     (ii) the date on which the Merger Agreement is terminated pursuant to
     Section 8.1 thereof, unless on or after such termination EMC may have the right to receive the termination fee described in Section 8.3(c) of the Merger Agreement, including upon the occurrence of certain events; or

     (iii) the date which is one year after the date on which the Merger Agreement is terminated pursuant to Section 8.1 thereof, unless on or after such termination EMC may be entitled to receive the termination fee described in Section 8.3(c) of the Merger Agreement, including upon the occurrence of certain events;

provided that, with respect to clause (iii) above, if the Option cannot be exercised as of such date by reason of any applicable judgment, decree, law, regulation or order, or by reason of the waiting period under the HSR Act, then the Option shall be extended until fifteen days after such impediment has been removed or such waiting period has expired.

     Upon the occurrence of certain events set forth in the Option Agreement, Data General is required to repurchase the Option (the "EMC Cash-Out Right") or to cause the Option to be converted into, or exchanged for, shares or other securities or property of another corporation. In addition, the Option Agreement grants certain registration rights (the "Registration Rights") to EMC with respect to the Shares represented by the Option. Notwithstanding any other provisions of the Option Agreement, the Total Profit (as defined therein) which EMC may realize from the Option may not exceed $61,363,000. The terms of such EMC Cash-Out Right, Registration Rights and limitations on Total Profit are set forth in the Option Agreement. The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Stock Option Agreement included as Exhibit 2 of this Schedule 13D and incorporated herein in its entirety by reference.

     The purpose of the Option Agreement is to facilitate consummation of the Merger.

     Upon consummation of the Merger as contemplated by the Merger Agreement,
(a) a new subsidiary of EMC will be merged into Data General, (b) the Board of Directors of Data General will be replaced by the Board of Directors of Merger Sub, (c) the Certificate of Incorporation and Bylaws of Data General will be replaced by the Certificate of Incorporation and Bylaws of the Merger Sub, (d) the Shares will cease to be authorized for listing on the New York Stock Exchange and the London Stock Exchange and (e) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5.  Interest in Securities of Data General.
         --------------------------------------

     (a)-(b) The number of Shares covered by the Option is 10,177,850, which constitutes approximately (i) 19.9% of Data General Common Stock based on the Shares issued and outstanding on August 6, 1999.

     Prior to the exercise of the Option, EMC (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the option and (ii) disclaims any beneficial ownership of the shares of Data General Common Stock which are purchasable by EMC upon exercise of the Option because the Option is exercisable only in the limited circumstances referred to in Item 4 above, none of which has occurred as of the date hereof. If the Option were exercised, EMC would have the sole right to vote or to dispose of the shares of Data General Common Stock issued as a result of such exercise.

     (c) Other than as set forth in this Item 5, to the best of EMC's knowledge as of the date hereof (i), other than 60 shares of Data General Common Stock beneficially owned by David A. Donatelli, neither EMC nor any subsidiary or affiliate of EMC nor any of EMC's executive officers or directors, beneficially owns any shares of Data General Common Stock, and (ii) there have been no transactions in the shares of Data General Common Stock effected during the past 60 days by EMC, nor to the best of EMC's knowledge, by any subsidiary or affiliate of EMC or any of EMC's executive officers of directors.

     (d) No other person is known by EMC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Data General Common Stock obtainable by EMC upon exercise of the Option.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
to Securities of Data General.
------------------------------

     Copies of the Merger Agreement and the Option Agreement are attached as Exhibits hereto and, to the best of EMC's knowledge, there are at present no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person which respect to any securities of Data General.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

     The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

     (1) Agreement and Plan of Merger dated as of August 6, 1999 by and among EMC Corporation, Emerald Merger Corporation and Data General Corporation, without certain exhibits and other attachments thereto.

     (2) Stock Option Agreement dated as of August 6, 1999 by and among EMC Corporation and Data General Corporation.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      EMC CORPORATION


                                      By:  /s/ Paul T. Dacier
                                          Paul T. Dacier
                                          Vice President and General Counsel



Date:  August 10, 1999

                                                            SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                              OF EMC CORPORATION


   The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of EMC. Each such person is a U.S. citizen.

                                       Present Principal
Name                             Occupation and Business Address/1/
----                             ----------------------------------
Michael J. Cronin         Chief Executive Officer and Chairman of the
                          Board of Directors of Cognition Corporation and
                          Director of EMC, c/o Cognition Corporation, 209
                          Burlington Road, Bedford, MA  01730

Maureen E. Egan           Director of EMC

W. Paul Fitzgerald        Director of EMC

Richard J. Egan           Chairman of the Board of Directors of EMC

John R. Egan              Director and Employee of EMC

Joseph F. Oliveri         President and Chief Executive Officer of
                          Interface Electronics Corporation and Director
                          of EMC, c/o Interface Electronics Corporation,
                          124 Grove Street, Suite 300, Franklin, MA  02038

Michael C. Ruettgers      Director, President and Chief Executive Officer
                          of EMC

Robert L. Dutkowsky       Executive Vice President, Markets and Channels
                          of EMC

Paul E. Noble, Jr.        Executive Vice President, Products and Offerings
                          of EMC

Colin G. Patteson         Senior Vice President, Chief Administrative
                          Officer and Treasurer of EMC

Paul T. Dacier            Vice President and General Counsel of EMC

William J. Teuber, Jr.    Vice President and Chief Financial Officer of EMC

David A. Donatelli        Vice President, New Business Development of EMC

/1/ Except as otherwise indicated, the business address of each such person is 35 Parkwood Drive, Hopkinton, Massachusetts 01748.

                                 EXHIBIT INDEX

   Exhibit
   Number      Exhibit
   -------     -------
    (1)        Agreement and Plan of Merger dated as of August 6, 1999 by and among EMC Corporation, Emerald Merger Corporation and Data
               General Corporation, without certain exhibits and other
               attachments thereto.

    (2)        Stock Option Agreement dated as of August 6, 1999 by and among
               EMC Corporation and Data General Corporation.